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                                                                    Page 1 of 10

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                           WELLCARE HEALTH PLANS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    94946T106
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                                 (CUSIP Number)

                            Filippo J. Cardini, Esq.
                             COO and General Counsel
                     TowerBrook Capital Partners (U.K.) LLP
                                  83 Pall Mall
                                     London
                                    SW1Y 5ES
                                 United Kingdom
                          Telephone: 44 (0)20 7451 2002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   April 6, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Page 2 of 10

CUSIP No. 94946T106
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      TowerBrook Investors L.P. (f/k/a Soros Private Equity Investors LP)
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B)   X
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
----------- --------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization Delaware
----------- --------------------------------------------------------------------
Number of                 7. Sole Voting Power                      None
Shares Bene-
ficially                  8. Shared Voting Power                    5,158,784*
Owned by Each
Reporting                 9. Sole Dispositive Power                 None
Person With
                         10. Shared Dispositive Power               5,158,784*
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person  5,158,784
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 12.9%
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14.   Type of Reporting Person (See Instructions) PN

*See Item 2.

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                                                                    Page 3 of 10

CUSIP No. 94946T106
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      TCP General Partner L.P. (f/k/a SPEP General Partner LP)
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B)   X
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization Delaware
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Number of                 7. Sole Voting Power                      None
Shares Bene-
ficially                  8. Shared Voting Power                    5,158,784*
Owned by Each
Reporting                 9. Sole Dispositive Power                 None
Person With
                         10. Shared Dispositive Power               5,158,784*
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person  5,158,784
----------- --------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 12.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) PN

*See Item 2.

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                                                                    Page 4 of 10

CUSIP No. 94946T106
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      TowerBrook Capital Partners LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B)   X
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization Delaware
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Number of                 7. Sole Voting Power                      None
Shares Bene-
ficially                  8. Shared Voting Power                    5,158,784*
Owned by Each
Reporting                 9. Sole Dispositive Power                 None
Person With
                         10. Shared Dispositive Power               5,158,784*
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person  5,158,784
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 12.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) OO

*  See Item 2.

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                                                                    Page 5 of 10

CUSIP No. 94946T106
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Neal Moszkowski (in the capacity described herein)
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B)   X
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization United States of America
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Number of                 7. Sole Voting Power                      None
Shares Bene-
ficially                  8. Shared Voting Power                    5,158,784*
Owned by Each
Reporting                 9. Sole Dispositive Power                 None
Person With
                         10. Shared Dispositive Power               5,158,784*
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person  5,158,784
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 12.9%
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14.   Type of Reporting Person (See Instructions) IA

* See Item 2.

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                                                                    Page 6 of 10

CUSIP No. 94946T106
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Ramez Sousou (in the capacity described herein)
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B)   X
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization United Kingdom
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Number of                 7. Sole Voting Power                      None
Shares Bene-
ficially                  8. Shared Voting Power                    5,158,784*
Owned by Each
Reporting                 9. Sole Dispositive Power                 None
Person With
                         10. Shared Dispositive Power               5,158,784*
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person  5,158,784
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 12.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) IA

* See Item 2.

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                                                                    Page 7 of 10

      ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock") of WellCare Health Plans, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 8725 Henderson Road, Renaissance One, Tampa, Florida.

      ITEM 2. IDENTITY AND BACKGROUND.

      This constitutes Amendment No. 3 to the Statement on Schedule 13D filed by the Reporting Persons on April 25, 2005. This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            1) TowerBrook Investors L.P. (f/k/a Soros Private Equity Investors LP) ("TBI");

            2) TCP General Partner L.P. (f/k/a SPEP General Partner LP) ("TCP GP");

            3)    TowerBrook Capital Partners LLC ("TCP LLC");

            4)    Neal Moszkowski ("Mr. Moszkowski"); and

            5)    Ramez Sousou ("Mr. Sousou").

      TBI is a Delaware limited partnership. The general partner of TBI is TCP GP which is a Delaware limited partnership. Prior to April 14, 2005, TBI and TCP GP were known as Soros Private Equity Investors LP and SPEP General Partner
LP, respectively.

      A five-member investment committee of TCP GP exercises exclusive decision making authority with respect to investments by TBI. The members of the investment committee are Mr. Moszkowski, Mr. Sousou, Patrick Smulders, Frank Sica and Robert Soros. TCP GP's general partner is TCP LLC, a Delaware limited liability company whose controlling members are Mr. Moszkowski and Mr. Sousou. In such capacity Mr. Moszkowski and Mr. Sousou may be deemed to have shared voting and dispositive power over the securities held by TBI. The business address of each of the Reporting Persons, other than Mr. Sousou, is 430
Park Avenue, New York, NY 10022. Mr. Sousou's business address is 83 Pall
Mall, London, SW1Y, 5ES, United Kingdom.

      Mr. Moszkowski is a director of the Issuer. Mr. Mozkowski is a natural person and citizen of the United States of America.

      Mr. Sousou is a natural person and citizen of the United Kingdom.

      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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                                                                    Page 8 of 10

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      N/A

      ITEM 4. PURPOSE OF TRANSACTION.

      TBI has disposed of 600,000 shares of the Common Stock of the Issuer pursuant to the underwriting agreement dated March 7, 2006 by and among TBI, certain other selling stockholders, Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Wachovia Capital Markets, LLC and Goldman Sachs & Co. TBI disposed of the 600,000 shares on April 6, 2006.

      The information set forth under Items 3 and 6 is hereby incorporated by this reference.

      Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The ownership percentages set forth below are based on 39,505,737 shares of the Issuer's Common Stock outstanding as set forth in the Issuer's Prospectus Supplement to the Prospectus dated February 27, 2006 filed on March 7, 2006. By virtue of the relationships described under Item 6, each Reporting Person may be deemed to share voting power with respect to, and therefore beneficially own 5,158,784 shares of Common Stock, or approximately 12.9% of the outstanding shares of Common Stock after giving effect to the transactions contemplated in the offering.

      To the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days (other than the transaction described in Item 4 of this Amendment No. 3 to Schedule 13D and transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

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                                                                    Page 9 of 10

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      TBI is party to a Registration Rights Agreement with the Issuer and certain other security holders of the Issuer, pursuant to which the Issuer granted registration rights to those stockholders. Under the agreement, holders of a majority of shares held by TBI or any of its affiliates may require the Issuer to effect the registration of their shares from time to time. In addition, the stockholders party to the agreement have "piggyback" registration rights to include their shares in any registration statement the Issuer files on its behalf (other than for employee benefit plans and other exceptions) or on behalf of other stockholders. The Issuer is required to pay all registration expenses in connection with any demand or piggyback registrations.
      TBI is also party to the Underwriting Agreements filed as exhibits 2, 3, 4 and 5 hereto pursuant to which TBI sold shares of Common Stock and agreed to certain restictions on its ability to sell and make certain other dispositions of Common Stock for the time periods specified therein.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 The Registration Rights Agreement dated as of September 6, 2002 by and among WellCare Holdings, LLC, a Delaware limited liability company; Soros Private Equity Investors LP; Pinnacle Health Investors, L.L.C.; Sorrento Investment Group LLC; Randolph Street Partners V - Fourth Venture; Karl S. Okamoto; and Todd S. Farha, incorporated by reference to Exhibit 10.13 to the Issuer's Registration Statement on Form S-1 filed on February 13, 2004.

Exhibit 2         Underwriting Agreement, incorporated by reference to Exhibit
                  1.1 to the Issuer's Current Report on Form 8-K filed on March 9, 2006.


Exhibit 3         Form of Underwriting Agreement, incorporated by reference to
                  Exhibit 1.1 to the Issuer's Registration Statement on Form S-1 filed on June 28, 2005.

Exhibit 4 Form of Underwriting Agreement, incorporated by reference to Exhibit 1.1 to the Issuer's Registration Statement on Form S-1 filed on December 15, 2004.

Exhibit 5 Form of Underwriting Agreement, incorporated by reference to Exhibit 1.1 to the Issuer's Registration Statement on Form S-1 filed on June 29, 2004.

Exhibit 6 Joint Filing Agreement, incorporated by reference to Exhibit 4 to the Reporting Persons Schedule 13D filed on April 25, 2005.

Exhibit 7 Powers of Attorney, incorporated by reference to Exhibit 5 to the Reporting Persons Schedule 13D filed on April 25, 2005.

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                                                                   Page 10 of 10

                                    Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        TOWERBROOK INVESTORS L.P.
                                        By:  TCP General Partner L.P.
                                        Its: General Partner
                                        By:  TowerBrook Capital Partners LLC
                                        Its: General Partner
                                        By:  Neal Moszkowski and Ramez Sousou
                                        Its: Members

                                        By: /s/ Neal Moszkowski*
                                           -------------------------------------
                                        Name:  Neal Moszkowski
                                        Title: Member

                                        By: /s/ Ramez Sousou*
                                           -------------------------------------
                                        Name:  Ramez Sousou
                                        Title: Member

                                        TCP GENERAL PARTNER L.P.
                                        By:  TowerBrook Capital Partners LLC
                                        Its: General Partner
                                        By:  Neal Moszkowski and Ramez Sousou
                                        Its: Members

                                        By: /s/ Neal Moszkowski*
                                           -------------------------------------
                                        Name:  Neal Moszkowski
                                        Title: Member

                                        By: /s/ Ramez Sousou*
                                           -------------------------------------
                                        Name:  Ramez Sousou
                                        Title: Member




                                        TOWERBROOK CAPITAL PARTNERS LLC
                                        By:  Neal Moszkowski and Ramez Sousou
                                        Its:  Members

                                        By: /s/ Neal Moszkowski*
                                            ------------------------------------
                                        Name:  Neal Moszkowski
                                        Title: Member

                                        By: /s/ Ramez Sousou*
                                           -------------------------------------
                                        Name:  Ramez Sousou
                                        Title: Member

                                        /s/ Neal Moszkowski*
                                        ----------------------------------------
                                        Neal Moszkowski

                                        /s/ Ramez Sousou*
                                        ----------------------------------------
                                        Ramez Sousou

* By: /s/ Jennifer Glassman
      -----------------------
      As attorney-in-fact

Date: April 6, 2006